UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

The Penn Traffic Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707832309
(CUSIP Number)

Bay Harbour Management, L.C.
885 Third Avenue, 34th Floor
New York, New York 10022
(212) 371-2211
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707832309

1	Names of Reporting Persons. Bay Harbour Management, L.C. I.R.S. Identification Nos. of Above Persons (entities only)

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization

Florida
	7	Sole Voting Power

Number of	8	Shared Voting Power 1,912,992

Beneficially
	9	Sole Dispositive Power
Owned
	10	Shared Dispositive Power 1,912,992

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,912,992

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13	Percent of Class Represented by Amount in Row (11) 23.1%

14	Type of Reporting Person (See Instructions) IA

CUSIP No. 707832309

1	Names of Reporting Persons. Bay Harbour Master Ltd. (1) I.R.S. Identification Nos. of Above Persons (entities only)

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Cayman Islands

	7	Sole Voting Power

Number of	8	Shared Voting Power 1,347,000

Beneficially	9	Sole Dispositive Power

Owned	10	Shared Dispositive Power 1,347,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,347,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 16.3%

14	Type of Reporting Person (See Instructions) IV

(1) The Reporting Person is an investment fund advised by Bay Harbour Management, L.C. (the “Investment Manager”) and currently holds 1,347,000 shares of the Issuer’s Common Stock. The Reporting Person may be deemed to be the beneficial owner of the shares, and may be deemed to share voting and investment control with the Investment Manager. The Reporting Person may also be deemed to be part of a group with the Investment Manager and with other entities and accounts advised by the Investment Manager which, together with the 1,347,000 shares of the Issuer’s Common Stock held by the Reporting Person, hold an aggregate of 1,912,992 shares of the Issuer’s Common Stock.

CUSIP No. 707832309

1	Names of Reporting Persons. Trophy Hunter Investments, Ltd. (2) I.R.S. Identification Nos. of Above Persons (entities only)

2	Check the Appropriate Box if Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Cayman Islands

	7	Sole Voting Power

Number of	8	Shared Voting Power 441,457

Beneficially	9	Sole Dispositive Power

Owned	10	Shared Dispositive Power 441,457

11	Aggregate Amount Beneficially Owned by Each Reporting Person 441,457

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11) 5.3%

14	Type of Reporting Person (See Instructions) IV

(2) The Reporting Person is an investment fund advised by Bay Harbour Management, L.C. (the “Investment Manager”) and currently holds 441,457 shares of the Issuer’s Common Stock. The Reporting Person may be deemed to be the beneficial owner of the shares, and may be deemed to share voting and investment control with the Investment Manager. The Reporting Person may also be deemed to be part of a group with the Investment Manager and with other entities and accounts advised by the Investment Manager which, together with the 441,457 shares of the Issuer’s Common Stock held by the Reporting Person, hold an aggregate of 1,912,992 shares of the Issuer’s Common Stock.

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on August 24, 2006, as amended by Amendment No. 1 filed on October 6, 2006, Amendment No. 2 filed on October 27, 2006, Amendment No. 3 filed on December 19, 2006, Amendment No. 4 filed on January 19, 2007, Amendment No. 5 filed on February 14, 2007, Amendment No. 6 filed on May 4, 2007, and Amendment No. 7 filed on June 8, 2007, with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of The Penn Traffic Company, a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 1200 State Fair Boulevard, Syracuse, New York, 13221-4737.

Certain terms used but not defined in this Amendment No. 8 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 8 as follows:

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

On December 13, 2007, Bay Harbour Management, L.C. (“Bay Harbour”), Bay Harbour Master Ltd. (“BHM”), Trophy Hunter Investments, Ltd. (“THI” and together with Bay Harbour and BHM, the “Reporting Persons”), certain managed accounts and investment funds managed by Bay Harbour (the “Funds”), CR Intrinsic Investors, LLC and King Street Capital Management, L.L.C. entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer, pursuant to which the Reporting Persons and the Funds purchased an aggregate of 4,999.99 shares, par value $0.01 per share, of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") at a purchase price of $1,000 per share (the "Purchase Price"). The Securities Purchase Agreement contains representations and warranties and indemnification obligations.

The terms of the Preferred Stock are set forth in the Issuer’s Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, Par Value $0.01 Per Share (as corrected by the Certificate of Correction to the Issuer’s Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock, Par Value $0.01 Per Share, the "Certificate of Designations").

As set forth in the Certificate of Designations, the Preferred Stock will accrue dividends daily at a rate of 8% per annum of the Stated Amount (as such term is defined in the Certificate of Designations) , payable quarterly whenever funds are legally available and when and as declared by the Issuer's board of directors. Dividends on the Preferred Stock will be cumulative and will compound quarterly whether or not funds are legally available and whether or not declared or paid. No dividend will be declared or paid on Common Stock, or any capital stock of the Issuer ranking junior to the Preferred Stock, unless and until all dividends accrued through the end of the most recently-completed quarter that remain unpaid have been paid in full in cash on the Preferred Stock. In addition, holders of the Preferred Stock will be entitled to participate on an as-converted basis in any dividends declared on the Common Stock, other than dividends payable in Common Stock for which there will be an antidilution adjustment.

As set forth in the Certificate of Designations, the holders of shares of Preferred Stock shall have the right at any time following the first anniversary of the date of the original issuance of the Preferred Stock to convert any or all of such holder's shares of Preferred Stock into a number of shares of Common Stock equal to the product of the number of shares of Preferred Stock being converted by the quotient of (i) the Stated Amount divided by (ii) the conversion price, initially set at $16.12, but subject to certain adjustments as set forth in the Certificate of Designations.

In the event of a liquidation, winding up or dissolution of the Issuer or a Sale of the Company (as defined in the Certificate of Designations) the holders of the Preferred Stock will be entitled to receive, out of and to the extent of the Issuer's assets legally available therefor, the greater of (x) an amount equal to 108% of the Stated Amount and (y) the amount they would have been entitled to receive if the Preferred Stock had been converted to Common Stock before any distributions are made to holders of Common Stock and all classes of capital stock of the Issuer that do not expressly rank pari passu with or senior to the Preferred Stock.

As set forth in the Certificate of Designations, each holder of shares of Preferred Stock (i) is entitled to vote such shares at a special meeting or annual meeting of the stockholders of the Issuer with the holders of the Common Stock as a single class on all matters submitted for a vote of holders of Common Stock and (ii) shall be entitled to a number of votes equal to the number of votes to which shares of Common Stock issuable upon conversion of such shares of Preferred Stock would have been entitled had such holder of Preferred Stock converted its shares of Preferred Stock into shares of Common Stock on the record date for determining the stockholders of the Issuer eligible to vote (irrespective of the fact that the shares of Preferred Stock will not be convertible into shares of Common Stock until the first anniversary of the date of the original issuance of the Preferred Stock).

In addition, so long as any shares of Preferred Stock are outstanding, the Issuer will not, without the written consent or affirmative vote of the holders of two-thirds of the outstanding shares of Preferred Stock, (i) authorize or issue any securities that rank senior to, or are on par with, Preferred Stock (provided that without any requirement to obtain consent, the Issuer may issue a series of preferred stock that has a different conversion price but is otherwise substantially identical to the terms of the Preferred Stock for an aggregate total purchase price not to exceed $10 million) provided, that, such preferred stock shall be offered to holders of the Preferred Stock on a pro rata basis before being offered to any other person if it is not issued to one ore more persons that is a holder of capital stock of the Issuer as of the date of the filing of the Certificate of Designations, (ii) amend the Certificate of Designations, the Issuer's certificate of incorporation or bylaws (by merger or otherwise) so as to, directly or indirectly, affect adversely any of the specified rights, preferences, privileges or voting rights of holders of the Preferred Stock, (iii) alter or change the rights, preferences, powers (including without limitation, voting powers) or privileges, powers of the Preferred Stock, (iv) increase or decrease the authorized number of shares of Preferred Stock, (v) redeem, purchase or otherwise acquire for cash any capital stock of the Issuer ranking on par with or junior to the Preferred Stock (other than repurchase of unvested stock options of restricted stock for nominal consideration from employees, officers or directors, or consultants of the Issuer upon termination of employment or service), or (vi) effect any sale of the Issuer, capital reorganization, reclassification or other change of outstanding shares of Common Stock other than in accordance with the terms of the Certificate of Designations.

As set forth in the Certificate of Designations, beginning on the second anniversary of the date of the original issuance of the Preferred Stock, the Issuer shall have the right to redeem all outstanding shares of Preferred Stock on 30 days' notice at a price equal to 100% of the Stated Amount if the market price of the shares of Common Stock equals or exceeds (for at least 20 consecutive trading days) 130% of the initial conversion price of the Preferred Stock (provided that the Preferred Stock shall continue to be convertible into Common Stock until the date of the redemption).

The Issuer and the Investors also entered into a registration rights agreement, dated as of December 13, 2007 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Investors have been granted certain registration rights. At any time following the 20th day after the date after which the Issuer has become eligible to file a registration statement covering the public issue of its securities, holders collectively holding greater than 25% of Registrable Securities (as defined in the Registration Rights Agreement), or any lesser percentage if the anticipated aggregate offering price would exceed $5,000,000, may make a written request to the Issuer to register, under the Securities Act of 1933 (the "Securities Act"), the number of Registrable Securities stated in such request, and the Issuer will, as soon as practicable, but in any event within 60 days of delivery of the demand request, file and use its commercially reasonable efforts to cause to become effective as soon as practicable thereafter, but in no event later than 90 days after it receives a demand request, a registration statement under the Securities Act covering such Registrable Securities. The Issuer shall use commercially reasonable efforts to cause the registration statement to remain continuously effective for the lesser of (i) the period during which all Registrable Securities covered by the registration statement are sold and (ii) 180 days. The Issuer will not be obligated to effect more than two registrations under this demand right provision.

Pursuant to the Registration Rights Agreement, if at any time the Issuer proposes to file a registration statement for the sale of Common Stock in an Underwritten Offering (as such term is defined in the Registration Rights Agreement) for its own account and/or another person, the Issuer shall give notice of such proposed Underwritten Offering to the holders of any Registrable Securities and shall offer such holders the opportunity to include in the Underwritten Offering such number of Registrable Securities as each such holder may request, provided, however, that the amount of Registrable Securities to be offered for the account of such holder may, in certain circumstances, be decreased in accordance with the terms of the Registration Rights Agreements.

Pursuant to the Registration Rights Agreement, any holder of Registrable Securities may request, at any time following the date after which the Issuer has become eligible to file a registration statement on Form S-1, that the Issuer file a registration statement under the Securities Act on Form S-3 covering the sale or other distribution of all or any portion of the Registrable Securities held by such holder if (i) the reasonably expected aggregate gross proceeds would equal or exceed $1,000,000, (ii) the Issuer is a registrant qualified to use Form S-3 to register such Registrable Securities, and (iii) the plan of distribution of the Registrable Securities is other than pursuant to an underwritten public offering.

The foregoing summaries of certain provisions of the Purchase Agreement, the Certificate of Designations (as corrected) and the Registration Rights Agreement are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits 1, 2, 3 and 4).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

By virtue of the relationships between the Investment Manager and the Funds, as described in Item 2, the Investment Manager and the Funds may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Amendment No. 8, the Investment Manager expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that the Investment Manager is a beneficial owner of any such shares.

Item 7. Material to be Filed as Exhibits

1.
Exhibit A - Securities Purchase Agreement, dated as of December 13, 2007, by and among the Issuer and the Purchasers named therein (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on December 14, 2007).

2.
Exhibit B - Certificate of the Powers, Designations, Preferences and Rights of the Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by the Issuer on December 14, 2007).

3.	Exhibit C - Certificate of Correction (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by the Issuer on December 14, 2007).

4.
Exhibit D - Registration Rights Agreement, dated as of December 13, 2007, by and among the Issuer and the Purchasers named therein (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on December 14, 2007).

5.	Exhibit E - Joint Filing Agreement dated December 17, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 17, 2007	Bay Harbour Management, L.C.

	/s/	Kurt Cellar
	Name:	Kurt Cellar
	Title:	Partner

Bay Harbour Master Ltd.

	/s/	Kurt Cellar
	Name:	Kurt Cellar
	Title:	Partner of the Investment Manager

Trophy Hunter Investments, Ltd.

	/s/	Kurt Cellar
	Name:	Kurt Cellar
	Title:	Partner of the Investment Manager

EXHIBIT E

JOINT FILING AGREEMENT

Bay Harbour Management L.C., Bay Harbour Master Ltd. and Trophy Hunter Investments, Ltd., in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such company, that each such company is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such company contained therein.

Dated: December 17, 2007

Bay Harbour Management, L.C.

/s/	Kurt Cellar
Name:	Kurt Cellar
Title:	Partner

Bay Harbour Master Ltd.

/s/	Kurt Cellar
Name:	Kurt Cellar
Title:	Partner of the Investment Manager

Trophy Hunter Investments, Ltd.

/s/	Kurt Cellar
Name:	Kurt Cellar
Title:	Partner of the Investment Manager